January 26, 2016

Jason Fox Staff Accountant U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	AdvisorOne Funds – File Nos. 33-20635 and 811-8037

Dear Mr. Fox:

On January 12, 2016 you provided oral comments with respect to the Annual Reports to Shareholders for the period ended November 30, 2014, with respect to certain series of AdvisorOne Funds (the "Registrant" or the “Trust”), and for the period ended April 30, 2015 with respect to the remaining series of the Trust. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. With respect to the Milestone Treasury Obligations Fund, an amended N-CSR was filed on February 9, 2015. Please explain why an amended N-CSR was filed.

Response. An amended N-CSR was filed to correct an inadvertent listing of Dawn Borelli, former treasurer of the Trust, as the Trust’s then current treasurer on a Certificate to the report. The amended report was filed immediately upon discovering the error.

Comment 2. In the Annual Report to Shareholders for the period ended April 30, 2015, the Performance Update for the CLS Global Aggressive Equity Fund appears to misstate the Fund’s inception date and period end dates in the line graph provided. Please correct the error in future filings.

Response. Registrant will correct this misstatement in future filings.

Comment 3. In the Annual Report to Shareholders for the period ended November 30, 2014 for the Horizon Funds, the Management Discussion of Fund Performance should contain more detail. In future filings enhance the Management Discussion of Fund Performance to disclose the specific strategies and techniques used to achieve returns for each Fund. Additionally, if material, please include the impact of derivatives on Fund performance.

Response. Registrant has reviewed the Management Discussion of Fund Performance included in the November 30, 2014 Annual Report to Shareholders and believes that sufficient detail was provided.

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Going forward, Registrant will continue to monitor the level of detail provided to ensure sufficient detail regarding the specific strategies and techniques used to achieve returns for each Fund is provided.

Comment 4. Please confirm that all payables to any parties, including Trustees, are disclosed as a line item in the Statement of Assets and Liabilities.

Response. Registrant confirms that all payables to any party, including Trustees, are disclosed in the Statement of Assets and Liabilities. Going forward, Registrant will continue to monitor the disclosure of payables to ensure that payables, including Trustees’ fees, are disclosed as required by Form N-1A and Regulation S-X.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

Thompson Hine LLP

Thompson Hine LLP